Exhibit 99.1

NEWS RELEASE

Endeavour Silver Raises 2013 Production Guidance to 6.0 Million oz Silver and 68,000 oz Gold or 10.0 Million oz Silver Equivalents,
No Change in Cash Cost Guidance
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Vancouver, Canada – Sept 12, 2013 - Endeavour Silver Corp. (NYSE: EXK, TSX: EDR) today announced updated production guidance for 2013. Endeavour is a mid-cap silver mining company that owns and operates three underground silver-gold mines in Mexico, the Guanaceví mine in Durango state and the Bolañitos and El Cubo mines in Guanajuato state.

Endeavour's silver production in 2013 is now forecast to total 6.0 million ounces (oz), up 20% from previous guidance of 5.0-5.3 million oz, and a 34% increase over 2012. Silver production for H1, 2013 was approximately 3.0 million ounces.

Gold production for 2013 is now forecast to total 68,000 ounces, up 48% from previous guidance of 46,000-49,000 oz, and an 87% increase over 2012. Gold production for H1, 2013 was approximately 35,000 oz.

On a silver equivalent basis, using a conversion ratio of 60:1, 2013 production is now forecast to total approximately 10.0 million ounces, up 37% from previous guidance of 7.3-7.8 million ounces, and a 45% increase over 2012. Silver equivalent production for H1, 2013 was approximately 5.0 million ounces.

Mine	Silver production (M oz)	Gold production (K oz)	Tonnes per day (tpd)

Guanaceví	2.5	7	1200
Bolañitos	2.6	48	1900
El Cubo	0.9	13	1100
Total	6.0	68	4200

Bradford Cooke, CEO of Endeavour Silver, stated, “Our Bolañitos mine has outperformed expectations this year and will produce nearly 1.0 million ounces more silver and 22,000 oz more gold than originally planned, primarily due to production grades being higher than the reserve grades and higher tonnage throughputs thanks to the prolonged availability of the leased Las Torres plant near El Cubo.”

“El Cubo and Guanacevi are both expected to meet original production guidance for 2013 and all three plants are operating at close to their capacities. The El Cubo plant is currently processing about 1,100 tpd of El Cubo ores and 400 tpd of Bolanitos ores.  Management’s turn-around initiatives at El Cubo have gained traction and as a result, this mining operation appears to have turned the corner.”

“Endeavour’s growth capital programs for 2013 have now been completed and over half the remaining sustaining capex for the year was deemed low priority and deferred until next year.  Exploration drilling stopped in July pursuant to management’s cost cutting program but with the recent bounce back in metal prices, two drills will resume work this month.  Our cash cost guidance remains the same at $9-10 per oz of silver produced, net of the gold credits, notwithstanding the lower gold prices.”

About Endeavour Silver – Endeavour is a mid-tier silver mining company focused on growing its profits, production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of accretive growth of its silver mining operations. The organic expansion programs now underway at Endeavour’s three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 685-9775
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2013 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.